Exhibit 3

FOR IMMEDIATE RELEASE	16 December 2015

WPP PLC (“WPP”)

Sudler & Hennessey acquires majority stake in System Analytic in London

WPP announces that its wholly-owned operating company, Sudler & Hennessey, the global healthcare marketing and communications network, has acquired a majority stake in healthcare key opinion leader engagement company, System Analytic.

System Analytic’s database and online tools enable pharmaceutical companies to identify, map, and engage key opinion leaders across a broad range of medical fields. Clients include Boehringer Ingelheim, Novartis and Roche.

Founded in 2007, the company employs around 20 people in London. Unaudited revenues for the year ended 5 April 2015 were £2.1 million, with gross assets at the same date of £1.0 million.

This acquisition continues WPP’s strategy of developing its services in fast growing and important sectors and markets. Sudler & Hennessey is part of WPP’s Branding & Identity, Healthcare and Specialist Communications group (which includes Direct and Digital). Collectively, including associates and investments, the companies in this group generate revenues of US$6 billion and employ over 70,000 people worldwide.

Contact:

Feona McEwan, WPP. Tel +44 207 408 2204

Chris Wade, WPP